November 21, 2019

Jeffrey Smulyan
Chief Executive Officer
MediaCo Holding Inc.
One Emmis Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

       Re: MediaCo Holding Inc.
           Amendment No. 4 to Registration Statement on Form 10-12B Filed November 15, 2019
           File No. 001-39029

Dear Mr. Smulyan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2019 letter.

Form 10-12B/A filed on November 15, 2019

Our By-Laws will designate Circuit or Superior Courts of Marion County, Indiana...as the exclusive forum..., page 28

1. Please revise to disclose whether the exclusive forum provision applies to actions arising under the Securities Act or the Exchange Act. Disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Forum Selection Provision, page 87

2. We note your response to our prior comment 1. We note that your forum selection provision identifies a Circuit or Superior Court of Marion County Indiana, or the United
      States District Court for the Southern District of Indiana in a case of pendent jurisdiction as the exclusive forum for certain litigation, including any "derivative action." We note
 Jeffrey Smulyan
MediaCo Holding Inc.
November 21, 2019
Page 2
      from your revised disclosure that this provision applies to claims arising under the
      Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
      Act or the rules and regulations thereunder, and not just those in the case of pendent jurisdiction. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Joseph
Cascarano, Senior Staff Accountant, at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at
202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Smulyan
                                                            Division of
Corporation Finance
Comapany NameMediaCo Holding Inc.
                                                            Office of
Technology
November 21, 2019 Page 2
cc:       Justin Chairman
FirstName LastName